GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

September 14, 2009

(202) 955-8671

(202) 530-9569	03981-00101

VIA EDGAR AND HAND DELIVERY

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Re:	Amazon.com, Inc.
Registration Statement on Form S-4
Filed July 27, 2009
File No. 333-160831

Dear Mr. Owings:

On behalf of Amazon.com, Inc. (the “Company”), this letter responds to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated August 25, 2009, setting forth comments to the Registration Statement on Form S-4 (the “S-4”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 27, 2009. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. Page references in our responses are to the revised consent solicitation/prospectus included in Amendment No. 1 to the S-4 (“Amendment No. 1”), which is being filed today by electronic submission. Any terms not defined herein shall have the meanings as set forth in Amendment No. 1.

Registration Statement on Form S-4

Questions and Answers, page 3

Q6. Why is my written consent important?

1.	Where you state the amount necessary for shareholder approval, please also mention the Voting Agreement and the fact that it provides for a sufficient number of consents to be executed and delivered to approve the Merger and adopt and approve the Merger Agreement and the transactions contemplated under California law. In doing so, please revise to state the number and percentage of shares that will be required to be represented by consents in favor of the

Mr. H. Christopher Owings

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

transaction in order for the merger to be consummated. In this regard, please ensure that your disclosure here and on page 9 under “Required Consents” is consistent.

Two provisions of the Merger Agreement address shareholder approval. In order to satisfy the California General Corporation Law, Zappos’ Seventh Amended and Restated Articles of Incorporation and Zappos’ Amended and Restated Bylaws, Section 7.1(c) of the Merger Agreement requires: (i) the approval of a majority of the outstanding shares of Zappos common stock; (ii) the approval of a majority of the voting power of the outstanding shares of Zappos preferred stock; and (iii) the approval of a majority of the voting power of the outstanding shares of Zappos Series E and Series F preferred stock, tabulated together as a single class. In addition, Section 7.3(j) of the Merger Agreement requires, as a closing condition, that holders of not more than 15% of the total shares of Zappos common stock and Zappos preferred stock collectively be, or have the ability to become, dissenting shares, pursuant to the California General Corporation Law, meaning that holders of shares representing at least 85% of the shares of Zappos common stock and preferred stock collectively outstanding immediately prior to the effective time of the Merger shall have adopted and approved the Merger Agreement or otherwise allowed their dissenters’ rights to lapse under California law or did not have dissenters’ rights because such shares were not issued and outstanding as of the Record Date. The shares owned by parties to the voting agreement are sufficient to satisfy the condition in Section 7.1(c) of the Merger Agreement, but not the condition in Section 7.3(j) of the Merger Agreement.

Accordingly, the Company has amended the answer to Q6 on page 4 to include a reference to the voting agreement and to clarify that such agreement provides for a sufficient number of consents to satisfy the condition in Section 7.1(c) of the Merger Agreement, but not the condition in Section 7.3(j) of the Merger Agreement. In addition, the Company has amended the answer to Q6 to state the number and percentage of shares that will be required to be represented by consents in favor of the transaction in order for the Merger to be consummated, in addition to the shares for which consents are expected to be delivered under the voting agreement. Further, the Company has reordered and revised the discussion on pages 8 and 9 under “Required Consents” and “Voting Agreement” to be consistent with disclosure in the answer to Q6. The Company has bracketed the percentages included in Amendment No. 1 because they may change prior to the Record Date to the extent that options or warrants are exercised. Any such exercises would increase the number of shares outstanding, thereby lowering the percentage of shares for which consents are expected to be delivered under the voting agreement and increasing the percentage of additional shares needed to be represented by consents in favor of the transaction in order to satisfy the Merger conditions. The Company will include finalized percentages in a future amendment to the Form S-4 once the Record Date is known.

Mr. H. Christopher Owings

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Summary, page 7

Adoption and Approval of the Merger Agreement, page 7

Interests of Certain Persons in the Merger, page 8

2.	Please expand your disclosure in the second full paragraph on page eight to summarize the positions and relative interests of Mr. Hsieh, Mr. Lin and Mr. Mossler, as you more fully describe on page 45. You also state that the “Proposed Merger – Interests of Certain Persons in the Merger” is located on page 47, but it is currently located on page 45. Please revise.

The Company has revised the disclosure on page 8 to identify the positions and relative interests of Mr. Hsieh, Mr. Lin and Mr. Mossler. The Company has also corrected the page reference error in Amendment No. 1.

Outstanding Shares, page 9

3.	Where you state the percentage of shares held by directors, executive officers and their affiliates, please also state whether all of those shares are subject to the Voting Agreement and, if not, whether you expect such holders to vote in favor of the transaction.

The Company has revised the disclosure on page 10 to also state that all shares held by directors, executive officers and their affiliates are subject to the voting agreement.

Summary Selected Financial Data, page 16

4.	Please revise your table beginning on page 16 to include your financial data for the period ended June 30, 2009. Refer to Item 301 of Regulation S-K.

The Company has included Summary Selected Financial Data for the six months ended June 30, 2009 on page 17 of Amendment No. 1.

Solicitation of Written Consents, page 30

Voting Agreement, page 31

5.	We note your discussion in the last paragraph on page 31, and your similar disclosure on page 8, regarding the voting agreement among the majority holders of Zappos outstanding common stock, outstanding preferred stock and outstanding Series E and Series F preferred stock. Given that the voting agreement appears to assure the approval of the Merger, the Merger Agreement and the transactions contemplated thereby, please revise your disclosure to prominently describe the effects of the voting agreement.

Mr. H. Christopher Owings

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Please see the Company’s response to Staff comment No. 1, above. The Company has revised the disclosure on pages 32-33 to prominently disclose the effects of the voting agreement on both approval of the Merger Agreement and the Company’s condition to complete the Merger.

6.	We note that certain shareholders have entered into a voting agreement whereby they have agreed to vote all of their shares of Zappos common stock, preferred stock and Series E and Series F preferred stock in favor of the merger and related transactions. Please provide us your analysis as to why the lock-up of such shares is consistent with the guidance contained in our Compliance and Disclosure Interpretation, Securities Act Sections, Interpretive Responses Regarding Particular Situations, No. 239.13 (Available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.). Specifically, tell us why you believe it is appropriate to expand the group to Morgan Stanley Principal Investments.

Pursuant to the guidance in Compliance and Disclosure Interpretation, Securities Act Sections, Interpretive Responses Regarding Particular Situations, No. 239.13 (“C&DI No. 239.13”), the Company may seek a commitment from management and particular security holders of Zappos to vote in favor of the Merger. According to C&DI No. 239.13, the Staff has not objected to the registration of offers and sales where lock-up agreements have been signed in the following circumstances:

(i) the lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

(ii) the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

(iii) votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

C&DI No. 239.13 further states that where the persons entering into the lock-up agreements also deliver written consents approving the business combination transaction, the Staff has objected to the subsequent registration of the exchange on Form S-4 for any of the shareholders.

With respect to (i) above, the voting agreement was entered into by only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Zappos. At the time the voting agreement was executed, Morgan Stanley Principal Investments, Inc. (“MSPI”) was the beneficial owner (within the meaning of Item 403 of Regulation S-K) of approximately 5.2% of the Zappos common stock. As noted in our response to Staff comment No. 1, above, in order to satisfy the California General Corporation Law, Zappos’ Seventh Amended and Restated Articles of Incorporation and

Mr. H. Christopher Owings

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Zappos’ Amended and Restated Bylaws, Section 7.1(c) of the Merger Agreement requires, among other things, the approval of a majority of the outstanding shares of Zappos common stock. Accordingly, at the time MSPI executed the voting agreement it was a greater than 5% beneficial owner of a class of voting securities that is entitled to vote separately as a class on the Merger. MSPI is, however, not listed as a 5% beneficial shareholder in the beneficial ownership table on page 70 because Mr. Hsieh subsequently converted some of his shares of Zappos preferred stock into Zappos common stock. Based on MSPI’s status through the time it executed the voting agreement, we believe that having MSPI as a party to the voting agreement is consistent with the guidance contained in C&DI No. 239.13. To reflect MSPI’s status, the Company has revised the references to the shareholders who are parties to the voting agreement.

With respect to (ii) above, less than 100% of the holders of voting equity of Zappos have entered into the voting agreement.

With respect to (iii) above, consents will be solicited pursuant to the consent solicitation/prospectus from shareholders of Zappos who did not sign the voting agreement and who would be ineligible to purchase in a private offering pursuant to exemptions from registration. In this regard, there are over 150 shareholders of record who did not execute the voting agreement and whose votes will be solicited pursuant to the consent solicitation/prospectus. Many of these shareholders are current or former employees of Zappos and Zappos believes that a significant number of these individuals are likely not accredited investors.

With respect to the consideration addressed in C&DI No. 239.13 regarding whether persons entering into a lock-up agreement also deliver written consents approving the business combination transaction, no written consents have been delivered by Zappos shareholders, and written consents will not be solicited until after the S-4 has been declared effective by the Commission and the consent solicitation/prospectus has been delivered to the shareholders.

Proposed Merger, page 33

Background of the Merger, page 33

7.	Where you state on page 34 that during May 2009 representatives of Zappos, Morgan Stanley, Amazon and Lazard discussed the feasibility and possible terms of a business combination, including discussions regarding the form and amount of consideration, please elaborate upon what was discussed. Disclose what amount and when the initial offer was proposed by Amazon, as well what the counter-proposal by Zappos on May 22, 2009 constituted. Please also disclose the amount of the June 1, 2009 proposed purchase price.

The Company has revised the disclosure on page 35 to clarify that the statement regarding discussions during May 2009 is referring to the specific discussions which are detailed in the paragraphs that follow. In addition, the Company has revised the disclosure on pages 35 and 36 to

Mr. H. Christopher Owings

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

disclose the timing and amount of the initial offer by the Company, and the amounts proposed in the discussions between Amazon and Zappos on May 22, 2009 and June 1, 2009.

8.	Please revise to elaborate upon the alternatives considered by Zappos on May 22, 2009 and why they were not pursued.

The Company has revised disclosure on page 35 to discuss the alternatives considered by Zappos and an explanation as to why they were not pursued.

9.	Please elaborate upon the description of the May 28, 2009 presentation made by Amazon to Zappos.

In response to this Staff comment, as clarified in a call with the Staff, we have revised disclosure on page 36 to elaborate on the matters discussed at the May 28, 2009 presentation by the Company’s management to its board of directors.

Opinion of Zappos’ Financial Advisor, page 38

10.	Please revise your discussion of the Opinion of Zappos’ Financial Advisor to state that Morgan Stanley has consented to the use of the opinion in your filing. Alternatively, please remove the language in the fairness opinion to the effect that “[t]his opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose. . . .”

The Company has revised the disclosure on page 45 to state that Morgan Stanley has consented to the use of its fairness opinion in the Company’s filing.

11.	On page 44, please disclose Morgan Stanley’s fee for rendering its fairness opinion, including the portion which is contingent upon the consummation of the Merger. We note your narrative description of the amounts to be paid; please also include a quantitative description.

The Company has included Morgan Stanley’s fee for rendering its fairness opinion in quantitative form on page 45 of Amendment No. 1.

Interests of Certain Persons in the Merger, page 45

12.	Please file as exhibits the retention agreements you refer to in the fourth full paragraph on page 45, or provide us with your analysis as to why you believe these agreements are not material in significance. Refer to Item 601(b)(10) of Regulation S-K.

Mr. H. Christopher Owings

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

The retention agreements delivered to Mr. Lin, Mr. Mossler and certain employees of Zappos who are not executives or directors of Zappos state only that, subject to the approval of the Company’s board of directors, such employee will receive a specific number of the Company’s restricted stock units (“RSUs”), upon consummation of the Merger and commencement of employment with the Company, and set forth a vesting schedule of the RSUs. Mr. Lin and Mr. Mossler are the only executives of Zappos who were furnished retention agreements. The RSUs are to be granted under the Company’s 1997 Stock Incentive Plan and on the Company’s standard form of RSU, both of which the Company previously has filed with the Commission. See Exhibits 10.1 and 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The Company has revised the disclosure on page 47 to clarify that the RSUs will be granted pursuant to the retention agreements. The form of retention agreement has been filed as Exhibit 10.1 to Amendment No. 1.

13.	Please revise to quantify the value of the options whose vesting will be accelerated in connection with the merger.

Mr. Marks’ options were fully vested as of August 9, 2009. As a result, no acceleration of his options will occur, and the Company has deleted the disclosure regarding Mr. Marks on page 48 of Amendment No. 1.

Because Zappos common stock is not publicly traded, it is not possible for the Company to provide an exact valuation of Ms. Mather’s accelerated options; however, the Company has provided an example on page 48 of a possible valuation amount, based on an exchange ratio used throughout Amendment No. 1.

Summary of the Merger Agreement, page 47

Cautionary Statement Concerning Representations and Warranties Contained in the

Merger Agreement, page 47

14.	We note your statements in the second paragraph on page 47 that investors “should not rely upon the representations and warranties contained in the Merger Agreement” and that these representations and warranties “have been made solely for the benefit of the other parties to the applicable agreement.” Please revise these statements, as well as your later statement that “representations and warranties should not be relied upon by shareholders,” to remove any potential implication that the prospectus or merger agreement does not constitute public disclosure under the federal securities laws.

The Company has revised the disclosure on page 49 to clarify the cautionary language in the consent solicitation/prospectus.

Mr. H. Christopher Owings

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Appendix A, Agreement and Plan of Merger, page A-1

15.	Please file an agreement to furnish the staff with a copy of any omitted exhibit or schedule to the Agreement and Plan of Merger upon request. The agreement may be included in the exhibit index to the registration statement. Refer to Item 601(b)(2) of Regulation S-K.

The Company has included in the exhibit index on page II-2 a statement confirming its agreement to furnish the Staff with a copy of any omitted exhibit or schedule to the Agreement and Plan of Merger upon request.

Exhibit 5.1 Opinion of Gibson, Dunn & Crutcher LLP

16.	We note counsel’s statement in the third paragraph of its opinion that they “assume no obligation to revise or supplement [the] opinion . . . .” Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

The Company has confirmed that Gibson, Dunn & Crutcher LLP will re-file its opinion on the date the Company requests that the Commission declare the S-4 effective.

Exhibits 8.1 and 8.2

17.	Please file your tax opinions in a timely manner so that we may review them before you request that your registration statement become effective.

The Company has filed forms of the tax opinions of Gibson, Dunn & Crutcher LLP and Fenwick & West LLP as Exhibits 8.1 and 8.2, respectively, with Amendment No. 1. The Company confirms that the opinions will be filed on the date of effectiveness.

*    *    *

Please do not hesitate to contact me at (202) 955-8671 with any questions.

Sincerely,

/s/ Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc:	L. Michelle Wilson — Amazon.com, Inc.
William R. Schreiber — Fenwick & West LLP
Robert A. Freedman — Fenwick & West LLP